April 30, 2025

Andrew Samuel
Chief Executive Officer
LINKBANCORP, Inc.
1250 Camp Hill Bypass
Camp Hill, PA 17011

       Re: LINKBANCORP, Inc.
           Registration Statement on Form S-3
           Filed April 23, 2025
           File No. 333-286701
Dear Andrew Samuel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Benjamin M. Azoff, Esq.